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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol      6.Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
Trustees of General Electric Pension Trust   The Grand Union Company (Trading Symbol: GUCO)    ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
            3003 Summer Street                  Person (Voluntary)         September, 1996
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                      14-6015763              5. If Amendment,       X  (Check Applicable Line)
                                                                           Date of Original   ---Form filed by One Reportng Person
                                                                           (Month/Year)       ---Form filed by More than One
   Stamford         CT              06904                                  Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-96)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Class A Preferred Stock,               $7.25        9/30/96  J(1)             2,644                  9/30/96   6/1/05(2)
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Par Value $1.00
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Na-
   lying Securities                    of         of deriv-      ship           ture
   (Instr. 3 and 4)                    Deriv-     ative          Form           of In-
                                       ative      Securi-        of De-         direct
                                       Secur-     ties           rivative       Bene-
                                       ity        Bene-          Secu-          ficial
                                       (Instr.    ficially       rity:          Own-
                                       5)         Owned          Direct         ership
                                                  at End         (D) or         (Instr. 4)
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         18,248(3)          (4)       802,644           I             (5)
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Explanation of Responses:

                (1)  SEE   EXHIBIT A  ATTACHED  HERETO
                (2)  SEE   EXHIBIT A  ATTACHED  HERETO
                (3)  SEE   EXHIBIT A  ATTACHED  HERETO
                (4)  SEE   EXHIBIT A  ATTACHED  HERETO
                (5)  SEE   EXHIBIT A  ATTACHED  HERETO
                                                                                         /s/ Dale F. Frey               10/10/96
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-96)
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                                      Exhibit A
                     (Trustees of General Electric Pension Trust)

(1) Class A Preferred Stock dividend paid in additional shares of Class A Preferred Stock.

(2) Date on which all shares of Class A Preferred Stock are required to be redeemed.

(3) the aggregate amount into which the shares of Class A Preferred Stock acquired by GE Investment Private Placement Partners II, A Limited Partnership, and the shares of Class A Preferred Stock acquired by Trefoil Capital Investors, II, L.P., are convertible.

(4) The reported shares of Class A Preferred Stock were received by GE Investment Private Placement Partners II, A Limited Partnership, in lieu of cash dividends payable with respect to shares of Class A Preferred Stock already owned by GE Investment Private Placement Partners II.

(5)  Owned severally by two limited partnerships (each, a "Limited
     Partnership" and collectively, the "Limited Partnerships"). The reporting person is a limited partner in one of the Limited Partnerships. The reporting person is the owner of two corporations which are partners in a partnership which is a general partner of the other Limited Partnership. The reporting person disclaims beneficial ownership of the securities or interest held by any Limited Partnership in excess of the reporting person's proportionate interest, whether direct or indirect, in such Limited Partnership.